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                                                                   EXHIBIT 11.1

Computation of Earnings Per Share

Earnings per share is calculated based on the weighted average number of common and common equivalent shares during the period. Earnings per share for the period from inception, June 3, 1994, through December 31, 1994 and for the years ended December 31, 1995 and 1996 are as follows (in thousands):

                                                                   Year Ended
                                         Period from Inception    December 31,
                                         June 3, 1994, through  ---------------
                                           December 31, 1994    1995      1996
                                         ---------------------  -----     -----
Weighted average number of shares
   outstanding...........................         5,470         5,470     5,550

Stock options, treasury stock method(1)..           838           838       243

Warrants, treasury stock method..........           --            128       198
                                                  -----         -----     -----
                                                  6,308         6,436     5,991
                                                  =====         =====     =====

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(1) Pursuant to Staff Accounting Bulletin Topic 4D, stock and warrants issued within a one year period prior to the initial filing of the registration statement have been treated as outstanding for all periods reported. The treasury stock approach has been used whereby the proceeds which would have been received upon such issuance have assumed to have been used to repurchase shares at the estimated IPO price of $9.00 per share.

    The Company's Series A and B Preferred Stock are common stock equivalents. However, because the effect of their assumed conversion would be anti-dilutive for each period shown, they have not been included in Primary Earnings Per Share. The computation of the weighted average number of common and common equivalent shares for fully diluted earnings per share has not been presented for the above periods because fully diluted earnings per share is not more than 3% different from Primary Earnings per share.